SEC FILE NUMBER
0-29357

CUSIP NUMBER
107404 10 7

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For the Period Ended: September 30, 2004

[X] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: September 30, 2004

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART 1 -- REGISTRATION INFORMATION

Chordiant Software, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

20400 Stevens Creek Blvd, Suite 400

(Address of Principal Executive Officer (Street and Number))

Cupertino, CA 95014

(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on December 29, 2004, the Board of Directors of Chordiant approved a change in Chordiant's fiscal year end from December 31st to September 30th. In the course of preparing the 2004 financial results for the year ended September 30, 2004, the Company identified certain errors in the financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. The Company evaluated the errors in accordance with the quantitative and qualitative guidance set forth in Staff Accounting Bulletin No. 99.

On March 8, 2005, management concluded that the Company should restate the Company's financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 due to the aggregate number of errors identified in the previously issued interim financial statements and the relative percentages represented by certain of those errors in the quarters to be restated.

Because of the amount of work that is involved in preparing and presenting the restated financial information in the transition report on Form 10-K, the Company is unable to file its Form 10-K in the prescribed time period without unreasonable effort and expense. Chordiant expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George de Urioste	408	517-6100

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

1. Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.
2. Amendment to its current report on Form 8-K originally filed on December 27, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Chordiant Software, Inc.

(Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2005	By: /s/ George de Urioste

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).